                                   FORM 11-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

(Mark One)
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
     OF 1934
                  For the fiscal year ended September 30, 2000

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _______ to _________

                 Commission file numbers 1-2116 and 333-32530



                  RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                           (Full title of the Plan)



                       ARMSTRONG WORLD INDUSTRIES, INC.
                           ARMSTRONG HOLDINGS, INC.
              2500 Columbia Avenue Lancaster, Pennsylvania 17604
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                                                                                    Page No.
                                                                                    --------

Item 1. Independent Auditors' Report                                                        4
        ----------------------------

Item 2.  Statements of Net Assets Available for Benefits                                    5
         -----------------------------------------------
              September 30, 2000 and 1999

Item 3. Statements of Changes in Net Assets Available for Benefits                          6
        ----------------------------------------------------------
         Years ended September 30, 2000 and 1999

Notes to Financial Statements                                                            7-15

Schedule of Assets Held for Investment Purposes                                            16


Exhibits                                                                                   17
---------
         Consent of Independent Auditors

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the committee constituting the administrator which administers the plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                               RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                               OF ARMSTRONG WORLD INDUSTRIES, INC.


March 28, 2001                 By: /s/: Matthew J. Angello
                               ----------------------------

                               Matthew J. Angello Vice-Chairman of the
                               Retirement Committee

                          Independent Auditors' Report
                          ----------------------------


The Retirement Committee
Armstrong World Industries, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. as of September 30, 2000 and 1999 and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended September 30, 2000. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. as of September 30, 2000 and 1999 and the changes in net assets available for benefits for each of the years in the two-year period ended September 30, 2000, in conformity with auditing principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of September 30, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




March 26, 2001
Philadelphia, Pennsylvania

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                Statement of Net Assets Available for Benefits
                          September 30, 2000 and 1999


                                                                                    September 30,
                                                                                    -------------
                                                                            2000                    1999
                                                                            ----                    ----
Assets:
   Investments in master trust:
     Cash equivalents:
        Fidelity Retirement Money Market Portfolio                        $5,903,335              $6,260,193
     Shares of registered investment companies:
        Fidelity Magellan Fund                                            99,533,958              94,279,257
        Fidelity Low-Priced Stock Fund                                     1,139,349               1,104,042
        Fidelity OTC Portfolio                                            29,287,077              16,888,380
        Fidelity Asset Manager Fund                                        7,494,869               6,575,650
        Fidelity Asset Manager:  Income Fund                               2,405,225               2,745,807
        Fidelity Asset Manager:  Growth Fund                              10,448,524               9,872,050
        Fidelity Overseas Fund                                             1,754,028                 687,156
        MAS Value Portfolio                                                  520,260                 552,455
        MAS Mid Cap Value Portfolio                                        3,933,053               2,603,629
        Spartan US Equity Index Fund                                      66,151,241              66,781,827
        Morgan Stanley Global Equity Portfolio                             1,407,849               1,389,484
    Fixed income investment contracts:
        Fidelity Interest Income Fund                                    122,783,409             130,734,847
    Armstrong Common Stock                                                 4,936,531               9,389,002
    Participant loans                                                      3,827,934               4,536,463
                                                                           ---------               ---------
                                                                         361,526,642             354,400,242
  Investments in employee stock ownership funds:
    Cash equivalents                                                       1,243,824               1,329,085
    Allocated Armstrong Common Stock                                      32,441,075              91,378,814
    Unallocated Armstrong Common Stock                                    27,932,759             114,301,110
                                                                          ----------             -----------
                                                                          61,617,658             207,009,009

    Employer contributions receivable                                        303,982               3,397,035
    Interest receivable                                                        6,030                   5,558
                                                                               -----                   -----

            Total assets                                                 423,454,312             564,811,844
                                                                         -----------             -----------

Liabilities:
  Guaranteed ESOP notes                                                  142,158,150             167,435,150
  Loans due plan sponsor                                                  39,864,575              20,551,404
  Accrued interest                                                         3,688,334               4,302,958
                                                                           ---------               ---------

            Total liabilities                                            185,711,059             192,289,512
                                                                         -----------             -----------

    Net assets available for benefits                                   $237,743,253            $372,522,332
                                                                        ============            ============


The accompanying notes are an integral part of these financial statements.

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
           Statement of Changes in Net Assets Available for Benefits
                    Years Ended September 30, 2000 and 1999


                                                                         Year Ended September 30,
                                                                         ------------------------
                                                                       2000                 1999
                                                                       ----                 ----
Additions to net assets attributed to:
     Employee contributions                                             $19,030,119          $19,773,862
     Employer contributions                                              13,582,859           15,005,805
                                                                         ----------           ----------
                                                                         32,612,978           34,779,667

     Dividends                                                           24,586,821           22,884,904
     Interest                                                             7,827,032            8,241,647
     Realized gain on investments                                         9,438,878            8,347,716
                                                                          ---------            ---------
                                                                         41,852,731           39,474,267
                                                                         ----------           ----------

           Total additions                                               74,465,709           74,253,934
                                                                         ----------           ----------

Reduction in net assets attributed to:
     Benefits paid to participants                                       37,075,307           33,877,602
     Interest expense                                                    13,541,861           15,531,463
     Unrealized depreciation of investments                             151,108,227           13,288,300
     Transfers to other employee benefit plans                            7,519,393              310,051
                                                                          ---------              -------

           Total reductions                                             209,244,788           63,007,416
                                                                        -----------           ----------

     Net increase (decrease)                                          (134,779,079)           11,246,518

Net assets available for benefits:
     Beginning of year                                                  372,522,332          361,275,814
                                                                        -----------          -----------

     End of year                                                       $237,743,253         $372,522,332
                                                                       ============         ============




The accompanying notes are an integral part of these financial statements.

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                         Notes to Financial Statements

(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a)  Basis of Presentation
          ---------------------

          The accompanying financial statements have been prepared on the accrual basis.

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates recorded. Certain prior year amounts have been reclassified to conform to the current presentation.

     (b)  Investments in Master Trust
          ---------------------------

          The money market portfolio is stated at cost, which approximates fair value. The interest income fund is comprised of guaranteed interest rate contracts within the Master Trust which are fully benefit responsive; and therefore are reflected at contract value plus credited interest in the financial statements. The value of the participant loans represents the unpaid principal of employee loans. The value of all other investments is based on quoted market price.

          Securities transactions are recognized on the settlement date (the date on which payment for a buy or sell order is made or received), since adjustment to a trade-date basis would not be material. Dividend income is recorded on the ex-dividend date.

          Realized gains and losses on investments are determined by the average cost method.

          Employee Stock Ownership Funds
          ------------------------------

          Investments in the Employee Stock Ownership Funds represent shares of Armstrong common stock valued at quoted market price. Cash equivalents are stated at cost, which approximates fair value.

     (c)  Expenses
          --------
          All legal, accounting and administrative expenses associated with Plan operations are paid by Armstrong World Industries, Inc. ("Armstrong")


(2)  Plan Description
     ----------------

     The Retirement Savings and Stock Ownership Plan of Armstrong World Industries, Inc. ("the Plan") is a defined-contribution plan established for the purpose of providing participants a means for long-term savings intended for the accumulation of retirement income in addition to that provided under other retirement plans maintained for the benefit of employees. The Plan is comprised of two parts--Retirement Savings Plan and Employee Stock Ownership Plan (ESOP). Each part has its own set of participant accounts and investment funds.

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                  Notes to Financial Statements, (Continued)

     (a)  Retirement Savings
          ------------------
          Separate balances are maintained for contributions made by or on behalf of a participant. The balances in each fund reflect the participants' contributions together with dividends, interest, other income, and realized and unrealized gains and losses allocated thereon.

          Each participant may have up to five accounts that make up the participant's total balance:

               Sheltered account - Participants may contribute from 1% to 15% of
               -----------------
               before-tax compensation as deferred compensation, as permitted under Section 401(k) of the Internal Revenue Code.

               Standard account - Participants may contribute from 1% to 10% of
               ----------------
               after-tax compensation.

               Rollover account - Participants may invest any untaxed amounts
               ----------------
               rolled over from another tax-qualified, employer-sponsored plan.

               Tax-deductible account (MIRA) - This account holds any
               ----------------------------
               contributions made to the Plan before January 1, 1987. No new contributions can be made to this account.

               Old Match account - This account holds any amount contributed by
               -----------------
               Armstrong before matching contributions were discontinued. No new contributions are being made to this account.

          Participants have an immediate 100 percent vested interest with respect to their contributions and are fully vested with regard to any previously made matching Armstrong contributions.

     (b)  Stock Ownership
          ---------------
          The ESOP portion of the Plan has three accounts maintained for each member for contributions and allocations of shares of Armstrong common stock from the Unallocated Armstrong Common Stock Fund.

          Participants who elect to reduce their before-tax compensation in amounts ranging from one percent to six percent have these contributions credited to an Exchange Account. Contributions to the Exchange Account are invested in Armstrong common stock. The Plan matches a portion of the contributions made to the Exchange Account with additional shares of Armstrong common stock. The matching amounts are recorded in participants' Match Accounts. The match percentage, either 50% or 75%, is determined by the closing stock price on the last day of the allocation period. For the allocation periods ended in December 1998, June 1999, December 1999, and June 2000 there was a 50% fixed match on employee Exchange Account contributions.

          Eligible participants also receive shares of Armstrong common stock in their Equity Account. The Equity Account is intended to provide a source of funds to replace certain retiree medical benefits which were phased out in conjunction with the adoption of the ESOP.

          Participants have an immediate 100 percent vested interest in the full value of their Exchange Account. Interest in the Equity and Match Accounts vest after five years of service.

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                  Notes to Financial Statements, (Continued)

(3)  Investments in Master Trust
     ---------------------------

     (a)  Retirement Savings Funds
          ------------------------
          Assets are held in a Master Trust administered by Fidelity Management Trust Co., as Trustee, and are segregated into fourteen investment options. The Plan participates in fourteen investment alternatives.

          The following is a brief description of the investment funds to which Plan participants may elect to allocate their contributions. Participants should refer to fund prospectuses for more complete information regarding the investment funds.

          1. Spartan US Equity Index Fund - This fund is principally a portfolio of common stocks constructed and maintained with the objective of providing investment results which approximate the overall performance of the common stocks included in the Standard & Poor's Composite Index of 500 stocks.

          2. Fidelity Magellan Fund - This fund invests in common stocks of companies having substantial growth prospects as determined by independent investment managers.

          3. Fidelity Low-Priced Stock Fund - This fund seeks capital appreciation through investments primarily in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor.

          4. Fidelity Retirement Money Market Portfolio - This fund invests in short-term (less than one year maturity) fixed income instruments such as U.S. Treasury Bills, bank certificates of deposit, and high grade commercial paper.

          5. Fidelity Interest Income Fund - Contributions to this fund are invested in the general accounts of insurance companies and are credited at contracted interest rates. Invested principal and accumulated interest amounts are guaranteed against loss by the insurance company. Crediting interest rates are reset periodically during the plan year. At September 30, 2000, the interest rates ranged between 4.73% and 7.58%. At September 30, 1999, the interest rates ranged between 4.73% and 7.88%. The average yields for the plan at September 30, 2000 and September 30, 1999, were 6.25% and 5.91%, respectively.

          6. Morgan Stanley Global Equity Portfolio - This fund invests in a diversified selection of stocks throughout the world, after a detailed analysis by local country investment experts. It seeks to increase the value of the investment over the long term through growth of capital.

          7. Armstrong Common Stock - Amounts invested in this fund, along with dividend earnings thereon, are invested in Armstrong common stock. Common stock shares held by the fund at September 30, 2000 and 1999 were 413,514 and 208,932, respectively. On May 1, 2000, Armstrong Holdings, Inc. acquired the stock of Armstrong World Industries, Inc. An indirect holding in Armstrong World Industries, Inc. makes up substantially all of the assets of Armstrong Holdings, Inc.

          8. Fidelity Overseas Fund - This fund invests in securities of issuers whose principal business activities are outside the U.S. Investments may include common stock and securities convertible into common stock, as well as debt instruments.

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                  Notes to Financial Statements, (Continued)

          9. Fidelity OTC Portfolio - This fund invests in securities traded in the over-the-counter securities market with the objective of maximizing capital appreciation. Over-the-counter securities include common and preferred stocks, securities convertible into common stock, warrants, and debt instruments.

          10. Fidelity Asset Manager Fund - This is an asset allocation fund which invests in a portfolio of stocks, bonds, and short-term instruments. The fund has a balanced investment strategy with a goal of high total return with reduced risk over the long term.

          11. Fidelity Asset Manager: Income Fund - This is an asset allocation fund which invests in a diversified portfolio of stocks, bonds, and short-term instruments. The fund has an investment strategy focusing on bonds and short-term instruments to achieve a high level of current income and capital preservation.

          12. Fidelity Asset Manager: Growth Fund - This is an asset allocation fund invested in a diversified mix of stocks, bonds, and short-term instruments. The fund's investment strategy is an aggressive one emphasizing stocks with the goal of maximum total return over the long term.

          13. MAS Mid Cap Value Portfolio - This fund invests in undervalued common stocks of mid-sized companies with a strong potential for increase in share price. It seeks to provide above-average long-term returns.

          14. MAS Value Portfolio - This fund seeks to provide above average long-term returns by investing mostly in common stocks of large companies that are considered undervalued.

     Participant loans represent the unpaid principal balances of loans made by Plan participants in accordance with established loan provision guidelines.

     The following table presents the cost and estimated fair values of the investments in securities of the Master Trust at September 30, 2000 and 1999:


                                                          September 30, 2000                     September 30, 1999
                                                          ------------------                     ------------------
                      Investment                              Cost       Fair Value              Cost      Fair Value
                      ----------                              ----       ----------              ----      ----------
     Spartan US Equity Index Fund                      $31,484,347      $66,151,241       $33,366,637     $66,781,827
     Fidelity Magellan Fund                             64,330,330       99,533,958        63,218,189      94,279,257
     Fidelity Low-Priced Stock Fund                      1,245,060        1,139,349         1,277,167       1,104,042
     Fidelity Retirement Money Market Portfolio          5,903,335        5,903,335         6,260,193       6,260,193
     Fidelity Interest Income Fund                     122,783,409      122,783,409       130,734,847     130,734,847
     Morgan Stanley Global Equity Portfolio              1,615,085        1,407,849         1,461,196       1,389,484
     Armstrong Common Stock                             13,567,354        4,936,531         9,432,051       9,389,002
     Fidelity Overseas Fund                              1,795,013        1,754,028           621,668         687,156
     Fidelity OTC Portfolio                             23,502,042       29,287,077        12,650,977      16,888,380
     Fidelity Asset Manager Fund                         6,701,296        7,494,869         6,419,335       6,575,650
     Fidelity Asset Manager: Income Fund                 2,349,147        2,405,225         2,694,986       2,745,807
     Fidelity Asset Manager: Growth Fund                 8,803,204       10,448,524         8,723,512       9,872,050
     MAS Mid Cap Value Portfolio                         3,411,543        3,933,053         2,528,421       2,603,629
     MAS Value Portfolio                                   640,932          520,260           713,422         552,455
     Participant loans                                   3,827,934        3,827,934         4,536,463       4,536,463
                                                         ---------        ---------         ---------       ---------
                                                      $291,960,031     $361,526,642      $284,639,064    $354,400,242
                                                      ============     ============      ============    ============

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                  Notes to Financial Statements, (Continued)

     The amounts of realized gain (loss) on investments in securities of the Master Trust for the years ended September 30, 2000 and 1999 are presented below:


                                                       Aggregate           Aggregate            Realized
                         2000                           Proceeds              Cost             Gain (Loss)
                         ----                           --------              ----             -----------
     Spartan US Equity Index Fund                         $14,686,180          $8,372,340           $6,313,840
     Fidelity Magellan Fund                                16,009,985          10,996,590            5,013,395
     Fidelity Low-Priced Stock Fund                           525,811             571,013             (45,202)
     Morgan Stanley Global Equity Portfolio                   466,681             520,227             (53,546)
     Armstrong Common Stock                                 8,467,302           9,141,524            (674,222)
     Fidelity Overseas Fund                                   402,420             363,012               39,408
     Fidelity OTC Portfolio                                 5,414,601           3,785,200            1,629,401
     Fidelity Asset Manager Fund                            1,099,660           1,032,503               67,157
     Fidelity Asset Manager: Income Fund                      721,606             710,618               10,988
     Fidelity Asset Manager: Growth Fund                    1,804,247           1,605,335              198,912
     MAS Mid Cap Value Portfolio                              662,169             626,808               35,361
     MAS Value Portfolio                                      220,591             279,160             (58,569)
                                                              -------             -------             --------
                                                          $50,481,253         $38,004,330          $12,476,923
                                                          ===========         ===========          ===========


                                                       Aggregate           Aggregate            Realized
                         1999                           Proceeds              Cost             Gain (Loss)
                         ----                           --------              ----             -----------
     Spartan US Equity Index Fund                          $9,073,848          $5,088,537           $3,985,311
     Fidelity Magellan Fund                                10,302,447           7,012,404            3,290,043
     Fidelity Low-Priced Stock Fund                           216,502             251,067             (34,565)
     Morgan Stanley Global Equity Portfolio                   303,663             318,334             (14,671)
     Armstrong Common Stock                                 1,929,159           1,549,559              379,600
     Fidelity Overseas Fund                                   101,370              99,668                1,702
     Fidelity OTC Portfolio                                 1,951,437           1,645,180              306,257
     Fidelity Asset Manager Fund                            1,355,569           1,304,187               51,382
     Fidelity Asset Manager: Income Fund                      775,716             776,098                (382)
     Fidelity Asset Manager: Growth Fund                    2,330,060           2,061,562              268,498
     MAS Mid Cap Value Portfolio                              720,145             761,593             (41,448)
     MAS Value Portfolio                                      257,353             295,579             (38,226)
                                                              -------             -------             --------
                                                          $29,317,269         $21,163,768           $8,153,501
                                                          ===========         ===========           ==========


(b)  Stock Ownership Funds
     ---------------------
     According to the terms of the trust agreement between Mellon Bank, N.A. through January 31, 2000 and The Chase Manhattan Bank ("the Trustee") beginning February 1, 2000, and Armstrong World Industries, Inc., the Trustee manages a trust fund that has been created under the Plan and has been granted authority to purchase and sell Armstrong common stock as is necessary to administer the Plan in accordance with its terms.

     At September 30, 2000, the investment in Armstrong common stock represents 5,057,494 shares, valued at a quoted market price of $11.9375. There are 2,717,577 shares held in the Allocated Armstrong Stock Fund and 2,339,917 shares held in the Unallocated Armstrong Stock Fund. During 2000, aggregate proceeds on sales were $19,212,615, aggregate costs were $22,250,660, and the realized loss was $3,038,045. Gains of $194,215 were realized during 1999.

                  RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                  Notes to Financial Statements, (Continued)

(4)  Armstrong Contributions
     -----------------------
     Armstrong is obligated to make semi-annual contributions in cash or Armstrong stock to the Stock Ownership Funds, on June 15 and December 15 of each year, which when aggregated with all exchange contributions, dividends received by the Trustee on the common stock held by the Trust, and trust earnings, is at least equal to the amount necessary to enable the Trustee to pay currently maturing obligations under the Guaranteed ESOP notes (Note
     6). The contributions from Armstrong on December 15, 1999 and June 15, 2000 included 199,053 and 237,500 shares respectively of Armstrong common stock contributed directly to allocated accounts.

(5)  Employee ESOP Contributions and Dividends
     -----------------------------------------
     Employee ESOP contributions made during the year and dividends paid on Allocated Armstrong Stock are initially deposited into the Fidelity Retirement Money Market Portfolio until the next semi-annual allocation date, at which time they are contributed to the ESOP. During the time in the Fidelity Retirement Money Market Portfolio, these funds earn interest. At September 30, 2000 and 1999, the amounts in the Fidelity Retirement Money Market Portfolio to be contributed to the ESOP were $3,553,389 and $3,609,424, respectively. Shares allocated to employees on December 15, 1999 and June 15, 2000 included 33,448 and 208,716 shares respectively of Armstrong common stock that were purchased by the Trustee on the open market using employee ESOP contributions.

(6)  Guaranteed ESOP Notes and Loans Due Plan Sponsor
     ------------------------------------------------
     The shares of Armstrong common stock held in the Plan's Stock Ownership Accounts were purchased from Armstrong from the proceeds of the sale of Guaranteed ESOP notes in a total principal amount of $270,000,000 in 1989. Armstrong has guaranteed the payment of principal and interest on the notes.

     The notes must be repaid in semi-annual installments with interest per annum at 8.35% on the Series A Guaranteed Serial ESOP Notes due 1989-2001 and 8.92% on the Series B Guaranteed Serial ESOP notes due 2001-2004. At September 30, 2000, the Guaranteed ESOP notes for Series A and Series B were $22,115,150 and $120,043,000, respectively. At September 30, 1999, the Guaranteed ESOP notes for Series A and Series B were $47,392,150 and $120,043,000, respectively. The scheduled amortization of the notes for the next four plan years is as follows: 2001 - $22,115,150; 2002 - $34,442,000;
     2003 - $39,816,000; 2004 - $45,785,000.

     A refinancing loan from Armstrong is used to ensure that the number of shares allocated during a semi-annual allocation period is equal to the sum of participants' exchange, equity and match shares. At September 30, 2000, there were 11 loans outstanding totaling $39,864,575. Of this total, $12,467,408 is due on June 15, 2001, and the remainder is due at various dates between 2006 and 2011. At September 30, 1999, there were nine loans outstanding totaling $20,551,404.

     The sources of cash used to repay the Plan's debt are employee contributions, employer contributions, and dividends on unallocated shares. See Note 13.

     None of the Plan's assets have been pledged as collateral for the Guaranteed ESOP Notes or the Loans due to Armstrong.

                  RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                  Notes to Financial Statements, (Continued)

(7)  Benefits
     --------
     (a)  Retirement Savings Accounts
          ---------------------------
          Under terms of the Plan, a participant (or a beneficiary) is eligible for benefits upon retirement, termination of employment, or death before retirement. Disbursement of the total amount credited to a participant's account is payable (i) in a lump sum or (ii) in the case of retirement, in such other manner as requested by the participant and approved by the Plan Administrator.

          In addition, an active employee may elect to withdraw all or any part of his account attributable to after-tax contributions. Before reaching age 59 1/2, an active employee may withdraw his pretax contributions from the Sheltered Account, provided he can demonstrate financial hardship. Such employee shall be ineligible to make contributions for a 12-month period. An active employee may elect to withdraw all or any portion of his account balance in the Tax-Deductible (MIRA) and Rollover Accounts.

          Under the rules of the Plan, the participant may borrow up to the lessor of 50% of his balance or $50,000. The money borrowed must come from the Sheltered, Rollover, or Standard Accounts. The amount of the loan is transferred to a Loan Reserve pledged as security for the loan and is evidenced by a promissory note payable to the Plan. Interest rates are determined periodically by the Retirement Committee in accordance with prevailing interest rates. The loans are reflected in the Loan Portfolio investment fund. Loan repayments are made by payroll deductions or in a manner agreed to by the employee and the Plan Administrator.

     (b)  Stock Ownership Accounts
          ------------------------
          Upon death or any other separation from service from Armstrong, participants are entitled to receive a distribution of their vested account balances. Distributions are in the form of a lump sum cash payment or, upon request, Armstrong common stock.

(8)  Obligation for Benefits
     -----------------------
     All the funds of the Plan are held by investing institutions appointed by Armstrong under a trust agreement or investment contract. Benefits under the Plan are payable only out of these funds. Armstrong has no legal obligation to make any direct payment of benefits accrued under the Plan.

     Except as may be provided in an investment contract, neither Armstrong nor any investing institution guarantees the funds of the Plan against any loss or depreciation or guarantees the payment of any benefit thereunder. Although Armstrong has not expressed any intent to terminate the Plan, it may do so at any time. In case of termination or partial termination, the total amount in each employee's account will be distributed as the Plan Administrator directs.

(9) Eligibility
    -----------
     All employees of Armstrong or of any participating affiliated Armstrong are eligible to participate in the Plan except for foreign nationals, leased employees, and those employees in a collective bargaining unit unless the collective bargaining agent for that unit agrees to coverage under the Plan.

     Eligible participants, who leave Armstrong and are later reemployed, can resume participation in the Plan on the date of rehire.

(10) Diversification
     ---------------
     Effective January 1, 1997, Plan participants who meet certain age and service requirements were granted the ability to diversify specified portions of their ESOP account balances in any combination of the other investment funds available for Retirement Savings Account balances, except for the Fidelity Retirement Money Market Portfolio.

                  RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                  Notes to Financial Statements, (Continued)

(11) Federal Income Taxes
     --------------------
     By a letter dated April 21, 1998, the Internal Revenue Service has determined and informed the Armstrong that the Plan qualifies under the applicable provisions of the Internal Revenue Code and is therefore exempt from federal income taxes.

(12) Master Trust Agreement
     ----------------------
     Effective October 1, 1990, the Plan established a Master Trust Agreement with Fidelity Management Trust Company. Under the Master Trust Agreement, the Plan assets held by Fidelity Management Trust Company are commingled and invested with the assets of the Retirement Savings Plan for Hourly-Paid Employees of Armstrong World Industries, Inc., the Bonus Replacement Retirement Plan of Armstrong World Industries, Inc., the Triangle Pacific Corp. Salaried Employees' Profit Sharing Plan, the Triangle Pacific Corp. Non-union Hourly 401(k) Plan, the Robbins Hardwood Flooring Inc. Employees' Retirement Savings Plan, the Hartco Flooring Co. Bargaining Employees Retirement Savings Plan, and the Hartco Flooring Co. Retirement Savings Plan. Separate accounting for each plan under the Master Trust Agreement is provided by Fidelity Management Trust Company. The Plan has an undivided interest in the assets of this trust, and ownership is represented by proportionate dollar interest. The following summarizes the financial information of the Master Trust at September 30, 2000 and 1999:


                                                             September 30, 2000                    September 30, 1999
                                                    Cost           Fair Value            Cost            Fair Value
                                                    ----           ----------            ----            ----------
    Cash equivalents                             $15,477,286       $15,477,286         $16,666,634       $16,666,634
    Armstrong Common Stock                        26,493,157        10,181,553          17,595,364        17,254,222
    Registered investment companies              202,786,119       297,113,053         185,579,655       270,579,930
    Fixed income investment contracts            166,384,012       166,384,012         178,879,174       178,879,174
    Participant loans                              6,140,006         6,140,006           7,386,076         7,386,076
                                                   ---------         ---------           ---------         ---------
        Total investments in Master Trust       $417,280,580      $495,295,910        $406,106,903      $490,766,036
                                                ============      ============        ============      ============

    Plan's interest in Master Trust             $291,960,031      $361,526,642        $284,639,064      $354,400,242
    Plan's percentage in Master  Trust                 70.0%             73.0%               70.1%             72.2%

     During 2000 and 1999, the Master Trust's investments (including investments bought, sold, and held during the year) appreciated in value as follows:


                                                                    2000                   1999
                                                                    ----                   ----
     Net appreciation in Master Trust                         $9,258,013            $42,827,180
     Allocated net appreciation in Master Trust              $12,282,354            $34,424,744


     During 2000 and 1999, interest and dividends were as follows:

                                                                    2000                   1999
                                                                    ----                   ----
     Interest and dividends in Master Trust                  $32,031,519            $33,770,761
     Allocated interest and dividends from
     Investment in Master Trust                              $22,804,637            $21,954,068


     All of the above information was certified as complete and accurate by the trustee at September 30, 2000 and 1999 and for the years then ended.

(13) Subsequent Events
     -----------------

     On November 22, 2000, Armstrong failed to repay $50 million in commercial paper that was due. As a result, the remaining ESOP bond principal balance of $142.2 million became immediately payable along with a $15.5 million interest and tax penalty. Additionally, the December 2000 ESOP debt service payment was not made by either the Plan or by Armstrong.

     As of November 30, 2000 the Plan was amended such that all employee contributions made to the ESOP subsequent to the June 2000 allocation would be contributed to the Retirement Savings portion of the Plan and invested in funds selected by each participant. The employer contributions made in December 2000 were made in cash and were also invested in funds selected by each participant. Dividends held by the Trustee related to the unallocated shares were transferred to the Retirement Savings portion of the Plan in partial satisfaction of the employer match. Future employee and employer contributions to the ESOP were suspended, and a Company cash match of 50% of employee Sheltered Account contributions up to 6% was added to the Retirement Savings portion of the Plan, effective as soon as administratively possible.

     On December 6, 2000, Armstrong filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in Wilmington, DE in order to use the court-supervised reorganization process to achieve a resolution of its asbestos liability. On December 6, 2000, Armstrong filed a motion with the bankruptcy court to allow Armstrong to continue making contributions to the Plan. The motion was approved by the court. Management does not anticipate that Armstrong's bankruptcy filing will have an adverse impact on the operations of the Plan.

     As of December 19, 2000 the Plan was amended to allow all participants, regardless of age and vested status, to fully diversify their ESOP accounts. The amendment also eliminated the Armstrong Common Stock Fund as an investment option effective with contributions made on or after December 27, 2000 and transfers processed on or after January 1, 2001.

                THE RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN
                      OF ARMSTRONG WORLD INDUSTRIES, INC.
                Schedule of Assets Held for Investment Purposes
                              September 30, 2000


Description of Investment                       Cost              Fair Value
--------------------------------------------------------------------------------
Unallocated Armstrong Common Stock           $111,731,037          $27,932,759

Allocated Armstrong Common Stock             $110,389,215          $32,441,075

Investments in Master Trust                  $291,960,031         $361,526,642